UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPOLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-14112

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.
663 Highway 60
P.O. Box 807
Monett, Missouri 65708

REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:
1.	Statement of Net Assets Available for Plan Benefits at December 31, 2006, and 2005.

2.	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2006.

EXHIBIT
23.	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
JACK HENRY & ASSOCIATES, INC.
401(K) RETIREMENT SAVINGS PLAN

	By:	/s/ Kevin D. Williams
Kevin D. Williams, Chief Financial Officer

Date: June 29, 2007

Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan

Financial Statements as of
December 31, 2006 and 2005 and for the
Year Ended December 31, 2006,
Supplemental Schedule as of
December 31, 2006, and
Report of Independent Registered Public Accounting Firm

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2006	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE -	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at Year End)	11

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans, for the years ended December 31, 2006 and 2005.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
June 15, 2007

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments	$ 137,851,325	$ 109,133,808
Contributions receivable	103,752	-
Receivable from other plan	-	169,791

Net assets available for benefits at fair value	137,955,077	109,303,599

ADJUSTMENTS FROM FAIR VALUE
TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	148,422	81,139

NET ASSETS AVAILABLE FOR BENEFITS	$ 138,103,499	$ 109,384,738

See notes to financial statements

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Employer contributions	$ 6,862,643
Participant contributions	12,257,282
Rollover accounts for new Plan participants	1,082,917
Net appreciation in fair value of investments	8,147,778
Interest and dividends	5,308,553
Loan interest	57,825
Transfer in	2,787,459

Total additions	36,504,457

DEDUCTIONS:
Administrative expenses	4,200
Distributions to participants	7,781,496

Total deductions	7,785,696

INCREASE IN NET ASSETS	28,718,761

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	109,384,738

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$ 138,103,499

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.         DESCRIPTION OF PLAN

The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan covering employees of Jack Henry & Associates, Inc. (the "Company") who have attained the age of 18. To be eligible to receive the Company match and discretionary contribution employees must complete six months of service. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. Diversified Investment Advisors is the Plan Administrator and Investor's Bank and Trust is the Plan trustee. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Participants may contribute up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code ("IRC"). The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant's annual compensation or $5,000. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2006 could not exceed $15,000. However, in 2006, if a participant reached age 50 by December 31, 2006, they were able to contribute an additional $5,000 "catch up" contribution to the Plan on a pre-tax basis.

In addition, the Company may make a special discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must have 1,000 hours of service during the year to share in any discretionary contributions. There were no discretionary contributions in 2006.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, a money market fund, nineteen mutual funds, and a guaranteed separate account fund as investment options for participants.

Vesting - Participants are vested immediately in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portion of their accounts is based on years of continuous service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.

Participant Loans - Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to a maximum of, the lesser of $50,000 less the amount of highest outstanding loan balance in the previous 12 months or 50% of their vested account balances. Loan terms range from one to five years, unless the loan is to be used to purchase the participant's principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate as defined by the Plan (ranging from 4.25% to 12.15% as of December 31, 2006). Principal and interest are paid through payroll deductions. Participants may elect to maintain their loan subsequent to their termination.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

Benefits Payable - Benefits are recorded when paid. As of December 31, 2006 and 2005, distributions payable to Plan participants were zero.

Forfeited Accounts - At December 31, 2006 and 2005, forfeited nonvested accounts totaled $51,025 and $14,600, respectively. These accounts will be used first as restoration of participant's forfeitures, then as offset to Plan expenses, then as a reduction to future discretionary contributions.

2.         SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments are stated at fair value, which is determined using public market quotations if available. Non-publicly traded investments (Diversified Investment Advisors - Managed Stability - Stable 5 Fund) have been reported based on values provided by the Plan trustee. The Plan transitioned JKHY common stock purchases from unitized to share accounting in 2006. Participant purchases pass through a "stock pending fund" prior to the actual purchase date. Participant loans are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Allocation - Investment income and gain or loss on investments are allocated to the participants based on the participant's account balance. Discretionary contributions, if any, are allocated based on the plan document. Unless directed otherwise by participants, employer matching and discretionary contributions will be allocated in the same manner as employee contributions.

Adoption of New Accounting Guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

3.         INVESTMENTS

The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant-directed funds based on the participant's percentage allocation election. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis.

The components of the Plan's individual investments which represent 5% or more of the Plan's net assets available for benefits at December 31, 2006 and 2005, were as follows:

	2006	2005

Common stock - Jack Henry & Associates, Inc.	$ 27,714,995	$ 24,855,161
Diversified Investment Advisors - Equity Growth Fund	14,540,623	14,273,286
Diversified Investment Advisors - Growth and Income Fund	14,214,350	12,720,071
Diversified Investment Advisors - Managed Stability -
Stable 5 Fund	12,393,942	11,038,634
Diversified Investment Advisors - Value and Income Fund	10,274,244	7,830,626
Diversified Investment Advisors - Mid Cap Value	7,464,564	-
Diversified Investment Advisors - International Equity	7,055,661	-

During 2006, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated), as follows:

Diversified Investment Advisors - Equity Growth Fund	$ 208,153
Diversified Investment Advisors - Growth and Income Fund	869,454
Diversified Investment Advisors - Special Equity Fund	248,524
Diversified Investment Advisors - Value and Income Fund	1,145,770
Diversified Investment Advisors - International Equity Fund	722,002
Diversified Investment Advisors - Long Horizon Strategic Allocation Fund	335,223
Diversified Investment Advisors - Intermediate/Long Horizon Strategic
Allocation Fund	178,849
Diversified Investment Advisors - Midcap Value Fund	541,835
Diversified Investment Advisors - Stock Index Fund	520,388
Diversified Investment Advisors - Intermediate Horizon Strategic Allocation
Fund	86,073
Diversified Investment Advisors - Short/Intermediate Horizon Strategic
Allocation Fund	21,481
Diversified Investment Advisors - Short Horizon Strategic Allocation Fund	10,364
Diversified Investment Advisors - Intermediate Government Bond Fund	(18,438)
Diversified Investment Advisors - Core Bond Fund	(10,901)
Diversified Investment Advisors - Money Market Fund	(4,119)
American Funds - Growth Fund	18,316
American Funds - Europac Fund	55,010
Baron Funds - Baron Asset Fund	(7,001)
Diamond Hill - Small Cap Fund	2,660
Hotchkis & Wiley - Large Cap Value Fund	33,323
Common stock - Jack Henry & Associates, Inc.	3,190,812

$ 8,147,778

4.         INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Transamerica Financial Life Insurance Company ("Transamerica Financial Life"). Transamerica Financial Life maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Transamerica Financial Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Transamerica Financial Life may not terminate the contract at any amount less than contract value.

Transamerica Financial Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2006	2005

Average yields:
Based on annualized earnings (1)	5.12%	3.98%
Based on interest rate credited to participants (2)	4.50	4.70

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.         TRANSACTIONS WITH PARTIES-IN-INTEREST

During 2006, the Plan received approximately $211,691 in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

6.         PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

7.         TAX STATUS

Effective July 1, 2002, the Plan adopted the Diversified Investment Advisors, Inc. 401(k) profit sharing prototype plan document. Diversified Investment Advisors, Inc.'s plan document received a favorable Internal Revenue Service opinion letter on July 29, 2004. The plan administrator believes that the Plan, as adopted, is designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

2006

Statement of net assets available for benefits:
Net assets available for benefits per the
financial statements	$ 138,103,499
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(148,422)

Net assets available for benefits per the Form 5500,
at fair value	$ 137,955,077

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$ 28,718,761
Adjustment from contract value to fair value for
fully benefit-responsive wrap contracts	(148,422)

Net income per Form 5500	$ 28,570,339

9.         PLAN MERGER

Effective January 1, 2006, all participants in the 401(k) Profit Sharing Plan sponsored by ProfitStar, Inc. became eligible to participate in the Plan. ProfitStar, Inc. was acquired by the Plan Sponsor during 2005. As of July 31, 2006, the total account balance of each participant in the ProfitStar Inc. 401(k) Profit Sharing Plan was transferred to the Plan.

******

SUPPLEMENTAL SCHEDULE

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Description of Investment	Cost**	Fair Value

*TFLIC General Insurance Account		$ 51,025

American Funds - Europac Fund (46,629 shares)		2,144,011
American Funds - Growth Fund (48,244 shares)		1,575,652
Baron Funds - Baron Asset Fund (18,284 shares)		1,093,402
*Diversified Investment Advisors - Core Bond Fund (407,351 shares)		4,212,010
Diamond Funds - Small Cap Fund (33,396 shares)		835,894
*Diversified Investment Advisors - Equity Growth Fund
(1,967,608 shares)		14,540,623
*Diversified Investment Advisors - Growth and Income Fund
(2,033,526 shares)		14,214,350
Hotchkis & Wiley - Large Cap Value Fund (46,178 shares)		1,167,853
*Diversified Investment Advisors - International Equity Fund
(683,026 shares)		7,055,661
*Diversified Investment Advisors - Intermediate Horizon Strategic
Allocation Fund (282,066 shares)		2,837,586
*Diversified Investment Advisors - Intermediate/Long Horizon
Strategic Allocation Fund (447,121 shares)		4,399,675
*Diversified Investment Advisors - Intermediate Government
Bond Fund (253,262 shares)		2,383,200
*Diversified Investment Advisors - Long Horizon Strategic Allocation
Fund (705,191 shares)		6,678,161
*Diversified Investment Advisors - Mid Cap Value Fund (458,230 shares)		7,464,564
*Diversified Investment Advisors - Money Market Fund (219,060 shares)		2,198,950
*Stock Pending Fund		82,789
*Diversified Investment Advisors - Short Horizon Strategic Allocation
Fund (144,844 shares)		1,491,896
*Diversified Investment Advisors - Short/Intermediate Strategic
Allocation Fund (131,487 shares)		1,285,943
*Diversified Investment Advisors - Special Equity Fund (527,349 shares)		5,964,323
*Diversified Investment Advisors - Stock Index Fund (517,904 shares)		4,904,551
*Diversified Investment Advisors - Value and Income Fund (774,830 shares)		10,274,244

Mutual fund total		96,805,338

*Diversified Investment Advisors - Managed Stability - Stable 5 Fund		12,393,942

*Common Stock - Jack Henry & Associates, Inc. (1,295,093 shares)		27,714,995

*Notes receivable from participants (interest rate ranging from 4.25% to
12.15%; maturity dates ranging from 2007 to 2020)		886,025

TOTAL		$ 137,851,325

* Represents a party-in-interest to the Plan
** Cost information not required for participant-directed investments and therefore is not included